Nova Minerals Ltd.

Suite 5, 242 Hawthorn Road

Caulfield, Victoria 3161

Australia

June 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Karl Hiller John Cannarella John Coleman Daniel Morris Liz Packebusch

Re:	Nova Minerals Ltd Amendment No. 3 to Registration Statement on Form F-1 Filed May 28, 2024 File No. 333-278695

Amendment No. 4 to Registration Statement on Form F-1 Filed May 31, 2024 File No. 333-278695

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Nova Minerals Ltd., an Australian corporation (“Nova” or the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated June 5, 2024 (the “Comment Letter”) regarding the Company’s Amendments Nos. 3 and 4 to Registration Statement on Form F-1 (the “Registration Statement”) filed on May 28, 2024 and May 31, 2024, respectively.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. The Company is concurrently with this letter filing with the Commission, Amendment No. 5 to the Registration Statement (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Securities and Exchange Commission

June 11, 2024

Amendment No,. 3 to Registration Statement on Form F-1

Prospectus Summary

Recent Developments, page 9

1.	We note your disclosure regarding certain matters which were subject to shareholder vote at your May 31, 2024 General Meeting, relating to the Nebari Variation Agreement and the April 2024 Financing. Please update your disclosure here and throughout.

Response: In response to the Staff’s comments, the requested disclosure has been included in the Amendment.

Capitalization , page 34

2.	We note that the assumptions included in the bullet points preceding the table do not provide adequate detail to reconcile the actual to the adjusted columns. For example, we note the following:

●	the amount of proceeds received from the exercise of options in February and April of 2024 is omitted in the penultimate bullet point; and

●	the amount of proceeds anticipated in your offering are omitted in the last bullet point.

Please quantify all assumptions utilized in the calculation of pro forma and adjusted columns presented in your capitalization table and provide such further details as may be necessary to reconcile the amounts to any corresponding information elsewhere in your filing, as may include the disclosures on page 33.

Response: In response to the Staff’s comments, the requested disclosure has been included in the Amendment.

3.	Please revise your presentation to include and to differentiate between indebtedness and capitalization as of a date within 60 days of the document, and to retitle your presentation as a statement of capitalization and indebtedness, to comply with Item 3.B of Form 20-F.

Response: In response to the Staff’s comments, the requested disclosure has been included in the Amendment. Please note, that the Company’s only indebtedness is its convertible note under the Nebari facility. Prior to the extension of the maturity date on this note to November 29, 2025 following shareholder approval, this note was classified as current liability on the Company’s balance and following such extension it is now classified as non-current. As this is the Company’s only indebtedness, the Company has not classified as “current” or “non-current” on in the Capitalization table. In addition, the “Pro Forma” column in the table presents current information regarding capitalization and indebtedness (i.e. within 60-days of the document), in fact it includes the 2,083,333 ordinary shares issued on June 6, 2024. In addition, the Company has added disclosure in the Amendment to clarify that the value of its indebtedness has not changed since December 31, 2023 as it pays interest monthly and no principal has been repaid to date nor will proceeds from the offering be used to repay such indebtedness.

Dilution, page 35

4.	We note your disclosure in the first sentence explaining that ownership interests of investors in the ADS offering will be immediately diluted, based on your calculations of net tangible book value per ADS. However, the amounts depicted in your table indicate the opposite will occur. Please revise your disclosures and calculations as necessary to resolve this apparent inconsistency.

Securities and Exchange Commission

June 11, 2024

Please also expand your disclosures to clarify that since you presently have no outstanding shares covered by ADS’s, your disclosures of historical net tangible book value per ADS are purely hypothetical in ascribing value to ADS’s, and in calculating the effect of the offering on net tangible book value per ADS; the methodology and your rationale in depicting the hypothetical historical net tangible book value per ADS and the change attributed to the offering in this manner, should be clear.

Please also discuss the reasons for the accretive result as it relates to the disparity between the offering price and net tangible book value. For example, discuss you view on the extent to which prospects associated with the amounts capitalized as exploration and evaluation assets are reflected in your market capitalization.

Response: In response to the Staff’s comment, the first sentence in the Amendment discloses that the ownership interests to new investors in the ADS offering will be accretive. The Company also includes the rational for the accretive result. Further the Company has expanded its disclosure to explain the rationale for presenting the historical net tangible book value per ADS, as requested.

5.	We note your disclosures in the second-to-last paragraph on page 36 identifying numerous arrangements, under which various parties have rights to acquire your securities, that have been excluded in your comparison of the public contribution in the proposed offering and certain amounts ascribed to present shareholders.

Please revise as necessary to address the requirements in Item 9.E of Form 20-F, which requires a comparison of the public contribution in the proposed offering and the effective cash cost to directors, senior management, and affiliated persons of equity securities that such persons have acquired or have obtained the rights to acquire during the past five years, i.e. where the consideration exchanged or to be exchanged is cash.

Provide us with a schedule identifying the transactions in which shares and rights to acquire shares have been conveyed to such individuals, including the identity of the individuals, the amounts of cash consideration received or to be received upon exercising the rights, and the dates of those transactions.

If present shareholders include individuals that do not fall within this category as defined you may present corresponding information as a separate category.

Response: In response to the Staff’s comment, a schedule identifying the effective cash cost to directors, senior management and affiliated persons of equity securities that have acquired or have obtained the rights to acquire during the past five years is attached as Exhibit A to this letter. As shown on Exhibit A, the effective cash cost to directors, management and affiliated persons (US$23.06 per ADS equivalent) is greater than the assumed offering price to new investors in this offering. Accordingly, the Company respectfully submits that the comparison required under Item 9.E. of Form 20-F is not required and as such the Company has removed this table in the Amendment.

Securities and Exchange Commission

June 11, 2024

Financial Statements

General, page F-1

6.	Please revise the headnotes to all pages of your interim and annual financial statements to identify the currency utilized in the various statements and tabulations.

Response: In response to the Staff’s comment, the headnotes to all pages of the Company’s interim and annual financial statements have been revised in the Amendment to identify the currency utilized in the various statements and tabulations.

Note 2 Critical Accounting Judgements, Estimates and Assumptions

Exploration and Evaluation Costs, page F-20

7.	We note that your offering price of $9.00 per ADS is significantly below your historical book value per ADS, that your shares actively trade on the ASX at prices materially below your historical book value per share, and that the carrying amount of your exploration and evaluation assets exceed your market capitalization.

Please tell us how you assessed your exploration and evaluation costs for impairment as of the end of your most recently completed fiscal year and interim period, in concluding that no impairment had occurred, and provide us with impairment tests that you performed in formulating your view as of these dates.

However, if you have not conducted impairment testing pursuant to IAS 36, based on the guidance in paragraph of 20 of IFRS 6, tell us how you evaluated the circumstances noted above, including any existing data pertaining to the recoverability of the carrying amounts, and provide us with a schedule listing the material properties, the related capitalized costs, and for each property the amounts that are presently included in an approved budget and planned for further evaluation.

In each case, specify the dates of the approved budgets, the periods for which the expenditures are planned, and explain to us how you would characterize the planned expenditures as substantive, relative to the evaluation that would be necessary to complete your evaluation, and determine the extent of any resources or reserves.

Response: The Company’s asset, the Estelle Gold Project (“Project”) of which it owns an 85% interest located in Alaska , USA comprises of 513km2 of State of Alaska mining claims. To date, through both extensive surface sampling and 90,000m of drilling, we have discovered a large mineralized corridor over 35km in length, containing over 20 promising prospects, which includes 4 already defined significant gold resources containing a combined S-K 1300 compliant resource of 5.2 Moz Au (of which approximately 4.4 Moz au is attributable to the Company’s interest), with ongoing exploration and studies continuing to increase both the resource size and confidence to reserves, as well as identify new prospects, as the Company progresses on its path towards commercial production, with the 1st gold pour currently scheduled for late 2028 as disclosed in the Registration Statement.

Securities and Exchange Commission

June 11, 2024

To date, the Company has have spent and capitalized approximately A$87 million (US$57 million) on exploration and evaluation expenditure on the Project. To assess the appropriateness of continuing to carry forward and capitalize exploration and evaluation costs in relation to the Project in accordance with IFRS 6, the Company conducts an assessment annually or more frequently, if deemed necessary. This assessment was carried out at both the latest fiscal year and interim periods. As part of this assessment, management gathers exploration information and results to review whether any tenements have lapsed or will expire in the near future, and if not expected to be renewed, considers current and future expenditures as well as the viability of the resource.

IFRS 6 specifically provides that the existence of one or more of the following facts and circumstances indicate that an entity should test for impairment. In our assessment we have looked at each of these tests and the reasons for our assessment that no impairment is required to the capitalized expenditure are noted below.

(i)	The period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

Nova Assessment: None of our tenements have lapsed or been surrendered during either period, and all rents to renew the claims for all tenements to September 1, 2024, have been paid on time. The current 513km2 of State of Alaska mining claims which comprise the project also include an additional 63km2 of claims which the Company only staked in October 2023 and on which it has already discovered a new prospect. It is the Company’s intention to renew all these tenements when they come due again in September 2024.

(ii)	Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted and planned;

Nova assessment: The Company is committed to furthering the exploration and development of its exploration tenements at the Project. As disclosed in the “Use of Proceeds” section in the Registration Statement, we have committed 70% of our fiscal 2025 budget which was formally approved by the Board on June 11, 2024 to furthering its exploration and drilling on the property this year, with a view to increasing both the size and confidence of its resource into reserves for future economic studies, as well completing metallurgical, environmental, hydrology and other studies, amongst many others, to produce a Feasibility Study in late 2025. The Company is also committed to spending a significant portion of its future annual budgets to continue the exploration and studies on the Project necessary to get into commercial production in late 2028.

(iii)	Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area until further evaluation has been conducted.

Securities and Exchange Commission

June 11, 2024

Nova assessment: While to date the Company has not yet completed the extensive economic studies at the Project necessary to determine if the large 5.2 Moz gold resources the Company has currently discovered are of commercially viable quantities of mineral resources, these studies have commenced and are expected to be completed in late 2025 along with the Feasibility Study. As described above, the Company has also committed 70% of its fiscal 2025 budget to continue the drilling, exploration, and studies this year necessary to move the resources into reserves to continue to move the Project towards commercial production in late 2028.

(iv)	Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale

Nova assessment: With a current S-K 1300 compliant resource of 5.2 Moz gold and the current gold price around US$2,300 per oz, the Project has current potential in ground value of approximately US$12 billion, of which approximately US$10.2 billion is attributable to the Company’s interest). The current capitalized exploration and evaluation expenditure of US$57 million represents only 0.5% of the current in ground value of the gold discovered to date. Based on this, the Company is confident that the carrying amount of the exploration and evaluation asset is likely to be recovered in full from either successful development or by sale.

The only data to indicate a possible impairment has been the decline in the share price and market capitalization comparative to the book value of the asset. However the Company notes that it has traded at a much higher market capitalization of up to A$340 million (US$220 million) as late as 2021 and that the decline in the market capitalization since then, despite the Company building stronger fundamentals on the project through continued drilling, studies and other exploration progressing it closer to commercial production, has been a result of challenging market conditions. The Company believes this is also supported by the fact that many other similar sized small cap explorers on the ASX are also trading well below their book values currently. Like these other ASX Companies, Nova’s market capitalization only fell below its book value in late Q1 of 2023. Non-Australian based exploration assets like the Estelle Gold Project also have typically not performed as well on the ASX, and it’s the Company’s belief that the asset will get a fairer market value, at or above its book value, by trading on a large US exchange. Accordingly, the Company does not regard market capitalization alone as a reliable indicator for impairment.

Securities and Exchange Commission

June 11, 2024

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067 with any questions or further comments regarding the responses to the Staff’s comments.

*****

Sincerely,

/s/ Christopher Gerteisen
Christopher Gerteisen
Chief Executive Officer

cc: Jeffrey Fessler

Securities and Exchange Commission

June 11, 2024

Exhibit A

Schedule of Equity Transactions by Directors, Management and Affiliated Persons

Nova Minerals Ltd

Director Effective Cash Share Purchases (All A$ unless noted)

(Placements, exercise of options, performance rights, cash-less exercise of options)	** Transactions before 25/11/21 have been adjusted to account for the 1:10 consolidtion that took effect on that date
Does not include open market purchases or expired options

	Date of Purchase	Entity/Person Shares In	Details	Shares or Options	Number Shares/Options	Cost	Price paid per Share (A$)

Craig Bentley	22-Feb-23	Craig Bentley	Miscellaneous allotment - ESOP (Directors + Management (Approved by S/H) - Ex Price $1.20, Exp 30/11/25	Unexercised options	750,000	$900,000	$1.20
Craig Bentley	27-Feb-23	Craig Bentley	Share Placement to Professional Investors, Directors and Management	Shares	142,858	$100,000	$0.70
Craig Bentley	27-Feb-23	Craig Bentley	Share Placement to Professional Investors, Directors and Management - Free 1:2 Options - Ex Price $1.10, Exp 30/11/24	Unexercised options	71,429	$78,572	$1.10
Craig Bentley	6-Jun-24	Craig Bentley	Share Placement @$0.24 - 06/06/2024 (Professional Investors, Directors + Management)	Shares	416,667	$100,000	$0.24
Total Craig Bentley					1,380,954	$1,178,572	$0.85

Ian Pamensky	21-Aug-20	LORIAN PTY LTD <PAMENSKY FAMILY A/C>	Ex of 250,000 Options at $0.0325** (After consolidation 25,000 @ $0.325)	Shares**	25,000	$8,125	$0.325
Ian Pamensky	22-Feb-23	LORIAN PTY LTD <PAMENSKY FAMILY A/C>	Miscellaneous allotment - ESOP (Directors + Management (Approved by S/H) - Ex Price $1.20, Exp 30/11/25	Unexercised options	250,000	$300,000	$1.20
Ian Pamensky	1-Sep-22	MR IAN CRAIG PAMENSKY	Cashless exercise of 150,000 Options exercisable at $0.56 - Share Price on the day $0.89	Shares	150,000	$84,000	$0.56
Total Ian Pamensky					425,000	$392,125	$0.92

Michael Melamed	5-Aug-19	LAUNCHPAD (AUS) PTY LTD <LAUNCHPAD A/C>	Share purchase plan - 600,000 shares @ $0.02** (After consolidation 60,000 @ $0.20)	Shares**	60,000	$12,000	$0.20
Michael Melamed	26-Aug-20	LAUNCHPAD (AUS) PTY LTD <LAUNCHPAD A/C>	Ex of 4,464,286 Options at $0.0325** (After consolidation 446,429 @ $0.325)	Shares**	446,429	$145,089	$0.325
Michael Melamed	1-Sep-22	LAUNCHPAD (AUS) PTY LTD <LAUNCHPAD A/C>	Cashless exercise of 500,000 Options exercisable at $0.40 - Share Price on the day $0.89	Shares	500,000	$200,000	$0.40
Michael Melamed	22-Feb-23	LAUNCHPAD (AUS) PTY LTD <LAUNCHPAD A/C>	Miscellaneous allotment - ESOP (Directors + Management (Approved by S/H) - Ex Price $1.20, Exp 30/11/25	Unexercised options	250,000	$300,000	$1.20
Total Michael Melamed					1,256,429	$657,089	$0.52

Rodrigo Pasqua	22-Feb-23	PASQUA HOLDINGS PTY LTD <PASQUA HOLDINGS A/C>	Miscellaneous allotment - ESOP (Directors + Management (Approved by S/H) - Ex Price $1.20, Exp 30/11/25	Unexercised options	250,000	$300,000	$1.20
Rodrigo Pasqua	28-Feb-23	PASQUA HOLDINGS PTY LTD <PASQUA HOLDINGS A/C>	Share Placement to Professional Investors, Directors and Management	Shares	28,500	$19,950	$0.70
Rodrigo Pasqua	28-Feb-23	PASQUA HOLDINGS PTY LTD <PASQUA HOLDINGS A/C>	Share Placement to Professional Investors, Directors and Management - Free 1:2 Options - Ex Price $1.10, Exp 30/11/24	Unexercised options	14,250	$15,675	$1.10
Total Rodrigo Pasqua					292,750	$335,625	$1.15

Christopher Gerteisen	1-Sep-22	MR CHRISTOPHER GERTEISEN	Cashless exercise of 500,000 Options exercisable at $0.40 - Share Price on the day $0.89	Shares	500,000	$200,000	$0.40
Christopher Gerteisen	22-Feb-23	MR CHRISTOPHER GERTEISEN	Miscellaneous allotment - ESOP (Directors + Management (Approved by S/H) - Ex Price $1.20, Exp 30/11/25	Unexercised options	2,000,000	$2,400,000	$1.20
Christopher Gerteisen	28-Feb-23	MR CHRISTOPHER GERTEISEN	Share Placement @$0.70 - 28/02/2023 (Professional Investors, Directors + Management)	Shares	100,000	$70,000	$0.70
Christopher Gerteisen	28-Feb-23	MR CHRISTOPHER GERTEISEN	Share Placement to Professional Investors, Directors and Management - Free 1:2 Options - Ex Price $1.10, Exp 30/11/24	Unexercised options	50,000	$55,000	$1.10
Christopher Gerteisen	6-Jun-24	MR CHRISTOPHER GERTEISEN	Share Placement @$0.24 - 06/06/2024 (Professional Investors, Directors + Management)	Shares	833,333	$200,000	$0.24
Christopher Gerteisen	29-Oct-21	AJ Holdings International Limited	VESTING OF PERFORMANCE RIGHTS - Nil Cost** 2m PRs (After consolidation 200,000 vested)	Shares**	200,000	$0	$0.00
Christopher Gerteisen	25-Nov-21	AJ Holdings International Limited	Performance Rights - Approved by S/H 25/11/21 and Issued 25/11/21** - 8M PRs (After consolidation 800,000 not yet vested)	Performance rights not yet vested**	800,000	$0	$0.00
Total Christopher Gerteisen					4,483,333	$2,925,000	$0.65

Louie Simens	19-May-20	SL Investors Pty Ltd <SL Superfund>	Ex of 2,000,000 Options at $0.0325** (After consolidation 200,000 @ $0.325)	Shares**	200,000	$65,000	$0.325
Louie Simens	29-Jun-20	SL Investors Pty Ltd <SL Superfund>	Ex of 3,000,000 Options at $0.0325** (After consolidation 300,000 @ $0.325)	Shares**	300,000	$97,500	$0.325
Louie Simens	23-Jul-20	SL Investors Pty Ltd <SL Superfund>	Ex of 10,769,231 Options at $0.0325** (After consolidation 1,076,923 @ $0.325)	Shares**	1,076,923	$350,000	$0.325
Louie Simens	31-Aug-20	SL Investors Pty Ltd <SL Superfund>	Ex of 4,564,263 Options at $0.0325** (After consolidation 446,429 @ $0.325)	Shares**	456,426	$148,339	$0.325
Louie Simens	28-Feb-23	SL Investors Pty Ltd <SL Superfund>	Share Placement @$0.70 - 28/02/2023 (Professional Investors, Directors + Management)	Shares	428,572	$300,000	$0.70
Louie Simens	28-Feb-23	SL Investors Pty Ltd <SL Superfund>	Share Placement to Professional Investors, Directors and Management - Free 1:2 Options - Ex Price $1.10, Exp 30/11/24	Unexercised options	214,286	$235,715	$1.10
Louie Simens	6-Jun-24	SL Investors Pty Ltd <SL Superfund>	Share Placement @$0.24 - 06/06/2024 (Professional Investors, Directors + Management)	Shares	624,333	$149,840	$0.24
Louie Simens	29-Jun-20	Danche Simens	Ex of 1,000,000 Options at $0.0325** (After consolidation 100,000 @ $0.325)	Shares**	100,000	$32,500	$0.325
Louie Simens	23-Jul-20	Danche Simens	Ex of 884,943 Options at $0.0325** (After consolidation 88,494 @ $0.325)	Shares**	88,494	$28,761	$0.325
Louie Simens	29-Oct-21	Kikceto Pty Ltd <Benjamin Discretionary trust>	VESTING OF PERFORMANCE RIGHTS - Nil Cost** 5m PRs (After consolidation 500,000 vested)	Shares**	500,000	$0	$0.00
Louie Simens	25-Nov-21	Kikceto Pty Ltd <Benjamin Discretionary trust>	Performance Rights - Approved by S/H 25/11/21 and Issued 25/11/21** - 8M PRs (After consolidation 800,000 not yet vested)	Performance rights not yet vested**	800,000	$0	$0.00
Louie Simens	1-Sep-22	Kikceto Pty Ltd <Benjamin Discretionary trust>	Cashless exercise of 2,000,000 Options exercisable at $0.40 - Share Price on the day $0.89	Shares	2,000,000	$800,000	$0.40
Louie Simens	22-Feb-23	Kikceto Pty Ltd <Benjamin Discretionary trust>	Miscellaneous allotment - ESOP (Directors + Management (Approved by S/H) - Ex Price $1.20, Exp 30/11/25	Unexercised options	2,000,000	$2,400,000	$1.20
Louie Simens	6-Jun-24	Kikceto Pty Ltd <Benjamin Discretionary trust>	Share Placement @$0.24 - 06/06/2024 (Professional Investors, Directors + Management)	Shares	833,333	$200,000	$0.24
Total Louie Simens					9,622,368	$4,807,654	$0.50

Avi Gellar	4-Aug-20	LEONITE Capital LLC	Ex of 1,692,307 Options at $0.0325** (After consolidation 169,231 @ $0.325)	Shares**	169,231	$55,000	$0.325
Avi Gellar	27-Aug-20	LEONITE Capital LLC	Ex of 2,923,078 Options at $0.0325** (After consolidation 292,308 @ $0.325)	Shares**	292,308	$95,000	$0.325
Avi Gellar	28/02/20213	LEONITE Capital LLC	Share Placement @$0.70 - 28/02/2023 (Professional Investors, Directors + Management)	Shares	100,000	$70,000	$0.70
Avi Gellar	28-Feb-23	LEONITE Capital LLC	Share Placement to Professional Investors, Directors and Management - Free 1:2 Options - Ex Price $1.10, Exp 30/11/24	Unexercised options	50,000	$55,000	$1.10
Avi Gellar	1-Sep-22	Leonite LLC	Cashless exercise of 1,000,000 Options exercisable at $0.40 - Share Price on the day $0.89	Shares	1,000,000	$400,000	$0.40
Avi Gellar	22-Feb-23	Mr Avi Geller	Miscellaneous allotment - ESOP (Directors + Management (Approved by S/H) - Ex Price $1.20, Exp 30/11/25	Unexercised options	500,000	$600,000	$1.20
Total Avi Geller					2,111,539	$1,275,000	$0.60

Total for All Directors & Officers					19,572,372	$11,571,065	$0.59

Average $A price paid by directors and officers	A$0.59
Convert to USD @ 0.65	US$0.38
Multiple by 60 shares to get 1 ADS in USD	US$23.06